January 16, 2007

Mail Stop 3561

<u>By Facsimile and U.S. Mail</u>

Mr. Michael J. Hayes
Chairman and Chief Executive Officer
Fred's, Inc.
4300 New Getwell Road
Memphis, Tennessee   38118

   Re: Form 10-K for the Fiscal Year Ended January 28, 2006
     Filed March 31, 2006

     Form 10-Q for the Fiscal Quarter Ended October 28, 2006
     Filed December 7, 2006

     File No. 1-14565

Dear Mr. Hayes:

   We have completed our review of the above filings and have no further comment at this time.

         Sincerely,

         Michael Moran
         Accounting Branch Chief